Investor Relations
Holcim
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fifth Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, April 24, 2006

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim Ltd plans capital increase with sub-scription rights in the amount of approximately CHF 1.7 billion (3 pages)
- **Invitation to the annual general meeting and shareholder information (16 pages)**

With kind regards,

Beate Fuchs

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

Media Release

Holcim Ltd plans capital increase with subscription rights in the amount of approximately CHF 1.7 billion

21 April 2006 – The Board of Directors of Holcim Ltd proposes that the annual general meeting of 12 May 2006 approves an ordinary capital increase with allotment of subscription rights to existing shareholders. By this transaction, the company aims at an inflow of funds of approximately CHF 1.7 billion. The share capital shall be increased from CHF 459,851,036 by CHF 41,804,638 to CHF 501,655,674 by the issuance of 20,902,319 fully paid registered shares with a par value of CHF 2. The new shares will be entitled to dividends as from 1 January 2006; they will be subscribed by a banking syndicate led by UBS AG and are expected to be offered to existing shareholders for subscription as from 16 May 2006. 11 existing shares entitle their holder to acquire one new registered share. The issue price set by Holcim and the banking syndicate is CHF 83 per new share and may be increased depending on market circumstances. The final issue price will be announced prior to the annual general meeting on 12 May 2006. The subscription rights are tradable. The new shares are expected to commence trading on virt-x on 24 May 2006. The underwriting agreement with UBS AG is subject to ordinary market conditions.

Holcim has grown significantly in the past years and has taken a great leap forward by investments with a value of more than CHF 5 billion. A first milestone was the takeover of Aggregate Industries – a significant integrated company offering aggregates, ready-mix concrete and asphalt in the United Kingdom and the United States of America. A further cornerstone was the alliance in India. Together with its strategic partner Gujarat Ambuja Cements (GACL), Holcim successfully launched a tender offer to the shareholders of Ambuja Cement Eastern (ACEL) and The Associated Cement Companies (ACC), one of India's largest cement groups. This alliance opened Holcim the access to a dynamic and rapidly growing market. In addition, Holcim managed to increase its minority participation in Cemento de El Salvador into a majority.

Due to its strong balance sheet and a successful business development in the Group, Holcim could finance these acquisitions by debt and internal cash flows, and could maintain its solid credit rating.

In the current year, Holcim wants to seize further investment opportunities that ensure long-term internal and external growth of the Group.

Therefore, in January 2006, Holcim has considerably strengthened the strategic partnership with GACL by acquiring 14.8 percent of this company from the founder families and largest shareholders. Holcim further launched a mandatory public tender offer for up to 20 percent additional shares. Taken together with its participations in ACEL and ACC, the investment in GACL allows Holcim to secure access to a total cement capacity of 34 million tonnes on the Indian subcontinent; an additional 4 million tonnes are expected to come into operation in the next 18 months.

Holcim will further increase its minority participation in Huaxin Cement in China to a majority. This investment allows the company to increase its capacity to 36 million tonnes by the end of 2007.

Holcim is further in the process of increasing its capacity in Romania (new kiln line in Campulung), the United States of America (new 4 million tonnes cement plant in Ste. Genevieve on the Mississippi) and Morocco (new plant Settat close to Casablanca).

Finally, Holcim plans to continue the dual product strategy by making targeted investments in rapidly growing emerging cement markets and benefiting from growth potential in the aggregate segment.

This value-based growth strategy must be supported by a solid balance sheet. At the same time, Holcim would like to maintain its solid credit rating even if interest rates increase.

Timetable for the capital increase

21 April 2006	♦ Publication of invitation to the annual general meeting.
12 May 2006	♦ Anticipated final announcement of the subscription price for new Holcim registered shares.
12 May 2006	♦ **Ordinary annual general meeting.** ♦ Media release on decisions taken by the annual general meeting.
15 May 2006	♦ Anticipated cut-off date for entitlement to dividend and subscription right.
16 May 2006	♦ Anticipated dividend payment date. ♦ Anticipated start of trading in subscription rights. ♦ Anticipated start of subscription period.
22 May 2006	♦ Anticipated end of trading in subscription rights.
23 May 2006	♦ 12:00 noon CET: anticipated end of the subscription period. ♦ Subscription rights which have not been exercised by this time will lapse without compensation.
24 May 2006	♦ Anticipated first day of trading in the new shares.
30 May 2006	♦ Anticipated delivery of the new shares.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

****

Internet: www.holcim.com

****

File N° 82-4093

THESE MATERIALS ARE NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THEY ARE NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES.

THE SHARES AND RIGHTS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA AND JAPAN.THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED AT (A) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (B) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "**ORDER**") OR (C) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "**RELEVANT PERSONS**"). THE SECURITIES TO WHICH THIS DOCUMENT RELATES ARE AVAILABLE ONLY TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH SECURITIES WILL BE AVAILABLE ONLY TO OR WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS.

In Member States of the European Economic Area ("**EEA**") that as the date of this announcement have implemented the Prospectus Directive (each a "**Relevant Member State**"), this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "**Prospectus Directive**") ("**Qualified Investors**"). Any person in a Relevant Member State who acquires the securities in any offer or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than Qualified Investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Stabilisation/FSA

Holcim

Holcim Ltd

Invitation
to the annual general meeting
and shareholder information

Contents

Important note

The purpose of this information brochure is to provide information to the shareholders of Holcim Ltd on the increase in capital which is to be proposed to the annual general meeting of Holcim Ltd on 12 May 2006. However, this information brochure is not an offer to sell or a solicitation of offers to purchase or subscribe to shares. This brochure is not an offering circular within the meaning of Article 652a of the Swiss Code of Obligations, not is it a listing prospectus as defined in the listing rules of the SWX Swiss Exchange or a prospectus under any other legislative or regulatory provisions. Copies of this information brochure may not be sent to countries, or distributed in or sent from countries, in which this is barred or prohibited by law.

HOLDERS OF EXISTING SHARES OF HOLCIM LTD IN CERTAIN JURISDICTIONS, INCLUDING THE UNITED STATES OF AMERICA, CANADA, JAPAN, AUSTRALIA AND THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE "EEA"), OR WITH REGISTERED ADDRESSES IN THOSE JURISDICTIONS, AS WELL AS NOMINEES, DEPOSITARIES OR DEALERS HOLDING SHARES FOR THE ACCOUNT OR BENEFIT OF BENEFICIAL OWNERS RESIDENT IN SUCH JURISDICTIONS, SHOULD NOTE THAT THEY MAY NOT BE ENTITLED TO PARTICIPATE IN THE CAPITAL INCREASE DESCRIBED IN THIS SHAREHOLDER INFORMATION.

THIS INFORMATION BROCHURE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND SHOULD NOT BE DISTRIBUTED IN THE UNITED STATES, TO UNITED STATES PERSONS OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES. IN ADDITION, THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO UNITED STATES PERSONS ABSENT REGISTRATION OR UNDER AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Letter to the shareholders of Holcim Ltd

Dear shareholders:

Holcim has grown significantly in the past year. By making investments with a value of more than CHF 5 billion, we have taken a great leap forward. A first milestone was the takeover of Aggregate Industries – a significant integrated company offering aggregates, ready-mix concrete and asphalt in the United Kingdom and the United States of America. A further cornerstone was our alliance in India. Together with our strategic partner Gujarat Ambuja Cements Limited (GACL), we successfully launched a tender offer to the shareholders of Ambuja Cement Eastern Limited (ACEL) and The Associated Cement Companies Limited (ACC), one of India's largest cement groups. In addition, we managed to increase our minority participation in Cemento de El Salvador into a majority. Due to our strong balance sheet and our successful business development in the Group, these acquisitions could be financed by debt and internal cash flows, and we could maintain our solid credit rating.

In the current year, Holcim wants to seize further investment opportunities that ensure long-term internal and external growth of the Group:

- In January, we considerably strengthened our strategic partnership with GACL in India. Holcim acquired 14.8 percent of this company from the founder families, who were also the largest shareholders; we further launched a mandatory public tender offer to the public shareholders of GACL for up to 20 percent additional shares. Taken together with our participations in ACEL and ACC acquired in 2005, the investment in GACL allows Holcim to secure access to a total cement capacity of 34 million tonnes on the Indian subcontinent; an additional 4 million tonnes are expected to come into operation in the next 18 months.
- Holcim will further increase its minority participation in Huaxin Cement in China to a majority. Our investment allows the company to increase its capacity to 36 million tonnes by the end of 2007.
- We are in the process of increasing capacity and building further plants in Romania, the United States of America and Morocco.
- Finally, Holcim plans to continue the dual product strategy by making targeted investments in rapidly growing emerging cement markets and benefiting from growth potential in the aggregates sector.

This value-based growth strategy must be supported by a solid balance sheet. At the same time, we would like to maintain our solid credit rating even if interest rates increase.

For this reason, the Board of Directors proposes a capital increase with expected proceeds of approximately CHF 1.7 billion. With this inflow of capital, we can strengthen the equity base of Holcim and create an ideal basis for further growth.

In connection with the planned capital increase, the subscription rights of existing shareholders will be preserved. The new registered shares have been underwritten by a banking syndicate led by UBS AG and are expected to be offered for sale to shareholders from 16 to 23 May 2006. You will find further information in this brochure. We are at your disposal for any questions.

On behalf of the entire Board of Directors, I look forward to welcoming you at this year's annual general meeting.

Yours sincerely,

Dr. Rolf Soiron
Chairman of the Board of Directors

Timetable for the shareholders' meeting and the capital increase

When	What
21 April 2006	Publication of invitation to the annual general meeting.
12 May 2006	Anticipated final announcement of the subscription price for new Holcim registered shares.
12 May 2006	**Annual general meeting.**
	Media release on decisions taken by the annual general meeting.
15 May 2006	After close of trading: anticipated record date for determination of shareholders entitled to dividend and subscription rights.
	Shares purchased after this date will carry no entitlement to a dividend for the financial year 2005 and no subscription rights.
16 May 2006	Anticipated dividend payment date.
	Anticipated start of trading in subscription rights.
	Anticipated start of subscription period. You should inform your bank of your intentions during the subscription period using the appropriate subscription form which you will receive from your bank.
22 May 2006	Anticipated end of trading in subscription rights.
23 May 2006	12:00 noon CET: anticipated end of the subscription period. **Subscription rights which have not been exercised by this time will lapse without compensation.**
24 May 2006	Anticipated first day of trading in the new shares.
30 May 2006	Anticipated payment and settlement of the new shares.

How does the capital increase work?

Summary

Provided the annual general meeting of 12 May 2006 approves the proposed capital increase, a banking syndicate led by UBS AG has committed to underwrite 20,902,319 registered shares with a par value of CHF 2 each and to offer them to the existing shareholders for subscription. Shareholders will receive tradable subscription rights (one subscription right per share held) which will allow them to purchase new shares at the subscription price, expected to be between 16 and 23 May 2006 at 12:00 noon CET. 11 existing shares will entitle their holder to subscribe to one new share.

The minimum subscription price guaranteed by the banking syndicate is CHF 83.– and may be adjusted upwards in the light of market circumstances. **Subscription rights that have not been exercised will lapse without compensation on the expiry of the subscription period.**

Subject to certain restrictions under local law applicable to shareholders, shareholders are entitled to exercise their subscription rights for the purchase of new shares, to sell their subscription rights, to purchase additional subscription rights or to exercise a part of their subscription rights and to sell the remainder. Subscription rights are expected to be traded from 16 to 22 May 2006.

The first day of trading in the new shares on virt-x is expected on 24 May 2006 and the settlement of the new shares is expected on 30 May 2006.

Subscription price and subscription ratio

A banking syndicate led by UBS AG has firmly underwritten 20,902,319 new registered shares at a subscription price of CHF 83.– each with a view to offering them to the existing shareholders. The shareholders will be entitled to subscribe to one new registered share for 11 existing registered shares.

Depending on market developments, the subscription price may be increased. The final subscription price for the new shares will be determined in advance of the annual general meeting by the Board of Directors and is expected to be announced on 12 May 2006 before the annual general meeting.

Subscription rights

Shareholders will receive one subscription right for each Holcim registered share owned by them on a given record date (see below "Subscription right record date and allocation of subscription rights"). These subscription rights entitle their holders – subject to selling restrictions under applicable law – to acquire new shares at the subscription price.

Subscription right record date and allocation of subscription rights

The allocation of the subscription rights depends on the number of shares held by the existing shareholders after close of trading on the record date as shown in the records of the SIS SegaInterSettle AG clearing system (expected to be 15 May 2006). Allocation to shareholders will be made directly by their custodian banks.

Notification

Shareholders who are entitled to subscribe will be notified in writing of the allocation of subscription rights. They will be contacted by their custodian bank (expected to start on 16 May 2006).

Subscription period

Holders of subscription rights who wish to purchase new Holcim registered shares must exercise their subscription rights during the subscription period (expected from 16 to 23 May 2006, 12:00 noon CET).

Subscription rights that have not been exercised by the expiry of the subscription period will lapse without compensation (expected 23 May 2006, 12:00 noon CET). The exercise of the subscription right is irrevocable and cannot be withdrawn, cancelled or modified.

Trade in subscription rights

Shareholders to whom subscription rights are allocated under this offer may sell their subscription rights instead of exercising them. Subscription rights are expected to be admitted to trading between 16 and 22 May 2006.

Exercise of subscription rights

Shareholders entitled to subscription rights will receive written instructions from their custodian bank indicating how they may exercise and/or sell their subscription rights or acquire further subscription rights.

Settlement of shares against payment

Shareholders who are entitled to subscribe for new shares will receive the necessary instructions from their custodian bank.

Settlement of the new shares will be effected against payment of the subscription price through their custodian bank. The settlement date is expected to be 30 May 2006.

Tax aspects

Holcim Ltd will pay the Swiss stamp duty on the issue of the new shares. The sale of the subscription rights will not be subject to Swiss stamp duty. To ascertain specific tax consequences which you may incur by subscribing, acquiring, owning or selling subscription rights and shares or on the basis of Swiss or foreign laws, you are advised to contact a tax consultant.

You will find further information under the heading "Tax Considerations" in the offering circular which is expected to be dated 12 May 2006.

Frequently asked questions

Why is Holcim Ltd increasing its capital?

Holcim wants to grow in the future and seize investment opportunities that continue to ensure long-term internal and external growth of the Group. The capital increase serves to finance investments in India and China and the continuation of the dual product strategy. In addition, the solid credit rating shall be maintained even if interest rates increase.

According to a press release of 21 April 2006, the capital increase was firmly underwritten. What exactly does that mean?

A banking syndicate led by UBS AG has firmly underwritten the entire amount of the capital increase of around CHF 1.7 billion; therefore, an inflow of capital to the company is already assured today. More specifically, the banking syndicate has undertaken to underwrite 20,902,319 Holcim registered shares at a minimum subscription price of CHF 83.– per share and to offer these shares for purchase to the existing shareholders (and, to the extent subscription rights are not exercised, to national and international investors). The subscription price may be increased until the date of the annual general meeting, depending on market circumstances. The Underwriting Agreement is subject to normal market conditions. An underwriting by the banking syndicate guarantees the execution of the capital increase subject to the approval of the annual general meeting.

How is the price of the new shares determined?

As a result of soundings in the market, the preliminary subscription price has been fixed at a minimum of CHF 83.– per new registered share. The discount to the current stock market price is standard for transactions of this type.

The final subscription price for the new shares will be determined in advance of the annual general meeting by the Board of Directors and is expected to be announced on 12 May 2006 before the annual general meeting. As is standard in such transactions, the final subscription price will reflect a discount to the current stock market price. The subscription right will therefore have a monetary value and be eligible for trading.

What is a subscription right?

Subscription rights entitle their holder to purchase, at the subscription price and for a specified period, a given number of new Holcim registered shares based on the subscription ratio.

I own 100 Holcim registered shares. What can I do with them?

For your 100 existing Holcim shares, you will be allocated 100 subscription rights. Assuming that 11 subscription rights are needed to acquire one new Holcim registered share and that the subscription price for one new registered share is CHF 83.–, you have the following possibilities for your 100 subscription rights (subject to certain restrictions under applicable local law):

- You may acquire 9 new registered shares at a price of CHF 83.– per share. You will need 99 subscription rights for that purpose. You may arrange to sell the remaining subscription right on the market. Alternatively, you may acquire 10 additional subscription rights and exercise them with the existing 100 rights in order to purchase 10 new registered shares at a price of CHF 83.– each.
- You may sell all 100 subscription rights. Remember to comply with the instructions of your custodian bank in this connection.
- You may exercise part of the subscription rights and sell the remainder.

If you do nothing, you run the risk that your subscription rights may lapse without compensation. Please take note of the instructions of your custodian bank in this regard.

Is there a particular period during which I must exercise my subscription rights?
Yes. If you wish to exercise your subscription rights, you must do so during the subscription period (anticipated between 16 and 23 May 2006, 12:00 noon CET).

Subscription rights which have not been exercised by the expiry of the subscription period will lapse without compensation (expected 23 May 2006, 12:00 noon CET). Please observe the instructions of your custodian bank in this connection.

When will I receive the documents needed to exercise subscription rights?
After the annual general meeting of 12 May 2006, you will receive the necessary documents from your custodian bank.

What should I do if I do not wish to buy any new shares and would like to sell my subscription rights?
You should give the appropriate instructions to your custodian bank. Please comply with the instructions of your custodian bank in this regard.

Can I use some of my subscription rights to purchase new shares and sell the remaining subscription rights?
Yes, you may do so. For this purpose, you should use the appropriate form which can be obtained from your custodian bank or else contact your customer relationship manager at your custodian bank.

What will happen if I do nothing?
Your subscription rights will lapse after 23 May 2006 at 12:00 noon CET without compensation, subject to any other arrangements made with your custodian bank.

Can such subscription rights still be purchased even if I am not at present a Holcim shareholder?
Yes. It is expected that between 16 and 22 May 2006, the subscription rights will be freely traded.

How do I pay for the new shares?
The documents sent to you by your custodian bank also contain instructions as to how payment is to be made.

When will trade in the new shares begin?
Trade in the new shares on virt-x is expected to begin on 24 May 2006.

When will I receive the new shares to which I have subscribed?
The new shares are expected to be settled against payment on 30 May 2006.

Do the new shares carry dividend rights and voting rights?

Yes. If the annual general meeting of 2007 decides to distribute a dividend, these shares will carry dividend rights for the entire 2006 financial year.

The shares will also have voting rights. To exercise the voting rights, the shareholder must arrange to be entered as a shareholder with voting rights in the Holcim share register.

Where can I obtain further information?

Please contact your bank or Holcim Investor Relations.

Invitation to the 94th annual general meeting of shareholders

Friday, 12 May 2006, at 3:30 p.m.
Hall 7 at the Flieger Flab Museum, Überlandstrasse 255, Dübendorf

Agenda and motions by the Board of Directors

1. Annual report, annual financial statements and consolidated financial statements
Statutory auditor's and Group auditor's reports

Motion by the Board of Directors:
Approval of the annual report, annual financial statements and consolidated financial statements.

2. Discharge of the members of the Board of Directors

Motion by the Board of Directors:
Grant of discharge to the members of the Board of Directors for their activity in the 2005 financial year.

3. Appropriation of the balance sheet profit; determination of the dividend and the time of payment

Motion by the Board of Directors:
It is proposed that

the balance sheet profit of	CHF 437,291,181.–
be appropriated as follows:	
ordinary dividend of CHF 1.65 per registered share of CHF 2 par value on the registered share capital entitled to dividend of CHF 458,193,040.–[1]	CHF 378,009,258.–
Profit carried forward to new account	CHF 59,281,923.–

[1] Status as of 31 December 2005. No dividend is paid on treasury shares held by the company or its affiliates.

Payment of the dividend is expected to be made on 16 May 2006.

4. **Ordinary capital increase**

The Board of Directors proposes that an ordinary capital increase be resolved in accordance with the following provisions:

1. Increase of the share capital from currently CHF 459,851,036.– by CHF 41,804,638.– to CHF 501,655,674.– through the issue of 20,902,319 fully paid-in registered shares with a par value of CHF 2 each. The subscription price will be determined by the Board of Directors.
2. The new shares to be issued shall be entitled to dividend payment from 1 January 2006.
3. The new shares to be issued shall have no preferential rights.
4. The contributions for the new shares to be issued shall be effected in cash.
5. The new shares to be issued shall be subject to the restrictions on registration provided for in Article 5 of the Articles of Incorporation.
6. The shareholders' subscription right is granted. In order to effect the capital increase, a banking syndicate led by UBS AG, Zurich and Basel, has subscribed the new shares to be issued pursuant to an Underwriting Agreement dated 20 April 2006. The banking syndicate shall offer the present shareholders the right to acquire new shares. The Board of Directors shall be empowered to determine the subscription price and the further modalities for the exercise of the subscription right. Subscription rights shall be tradable.
7. Subscription rights that have been granted but not exercised will be sold by UBS AG, pursuant to the terms of the Underwriting Agreement, on the market for the account of the company.
8. The Board of Directors shall execute the capital increase and record the same with the competent commercial register within three months.

5. **Elections**

5.1 **Re-election of members of the Board of Directors**

5.1.1 **Re-election of Dr. h.c. Thomas Schmidheiny**

Motion by the Board of Directors:

It is proposed that Mr. Thomas Schmidheiny be elected for a further term of office of three years.

5.1.2 **Re-election of Dr. h.c. Wolfgang Schürer**

Motion by the Board of Directors:

It is proposed that Mr. Wolfgang Schürer be elected for a further term of office of three years.

5.1.3 **Re-election of Dr. Dieter Spälti**

Motion by the Board of Directors:

It is proposed that Mr. Dieter Spälti be elected for a further term of office of three years.

5.2 **New elections to the Board of Directors**

5.2.1 **Election of Lord Fowler**

Motion by the Board of Directors:

It is proposed that Lord Fowler be elected for a term of office of three years to the Board of Directors.

Norman Fowler (68) is a British national. He can look back on many years of industrial experience, gained on the Boards of a number of notable UK companies as well as a successful political career spanning more than 30 years. He held various ministerial posts in the Majesty's Government from 1979 to 1990 and he has been an active member of the House of Lords since receiving a life peerage in 2001.

5.2.2 **Election of Adrian Loader**

Motion by the Board of Directors:

It is proposed that Mr. Adrian Loader be elected for a term of office of three years to the Board of Directors.

Adrian Loader (57) is a British national. He is Director of Strategy and Business Development at Royal Dutch Shell. He is Chairman of the Supervisory Board of Deutsche Shell and a Director of Shell Canada Limited. Previously he held senior management positions with Royal Dutch Shell in Europe, South America and Asia Pacific.

5.3 **Election of the statutory auditor and the Group auditor**

Motion by the Board of Directors:

It is proposed that the mandate for the statutory auditor and the mandate for the Group auditor for the 2006 financial year be conferred on Ernst & Young Ltd, Zurich.

Documentation

The 2005 business report with the annual report, the annual financial statements, the Group financial statements, the statutory auditor's and the Group auditor's reports and the motions for the appropriation of profit are available for inspection by the shareholders at the company's registered office or can be downloaded from www.holcim.com. All relevant documents will be delivered to shareholders upon written request (see enclosed form).

Admission to the annual general meeting

Upon written request, registered shareholders will receive an admission card prior to the annual general meeting. The shareholders of Holcim Ltd entered in the share register on 5 May 2006 as shareholders with voting rights shall be entitled to vote.

If shares are sold after 5 May 2006, shareholders are no longer entitled to vote for such shares.

Issue of proxy

Shareholders who are not able to attend the annual general meeting in person are requested to arrange for being represented by another shareholder, by a bank, by a proxy nominated by the company (Organvertreter) or by the independent proxy nominated by the company (unabhängiger Stimmrechtsvertreter), Dr. Thomas Ris, St. Gallerstrasse 29, 8645 Jona. Please use the enclosed proxy form for this purpose.

Voting procedure

It is planned to have voting and elections conducted electronically.

Banks or other depository institutions (Depotvertreter)

For the purposes of Article 689d of the Swiss Code of Obligations, depositors are requested to inform the company of the number, type and par value of the shares represented by them no later than **12 May 2006, 12:00 noon**. Financial institutions subject to the Swiss Federal Law of 8 November 1934 concerning banks and savings institutions as well as professional asset managers qualify as depositors.

Jona, 21 April 2006

Holcim Ltd
The Chairman
Dr. Rolf Soiron

File No. 82-4093

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

94th annual general meeting of shareholders
Friday, 12 May 2006, at 3:30 p.m.
Hall 7 at the Flieger Flab Museum
Überlandstrasse 255, Dübendorf


Dietlikon
Brüttisellen
Wangen
Dübendorf
Holcim
Schwerzenbach
Gockhausen
Fällanden

Travelling to Dübendorf

S9	Zurich	dep	58 and 28 past the hr
	Dübendorf	arr	08 and 38 past the hr
S14	Zurich	dep	08 and 42 past the hr
	Dübendorf	arr	25 and 55 past the hr

Starting 2:00 p.m., a shuttle bus service will be provided between Dübendorf Station (Wangen airfield exit) and the Aviation Museum.

Return journey

S9	Dübendorf	dep	21 and 51 past the hr
	Zurich	arr	32 and 02 past the hr
S14	Dübendorf	dep	04 and 34 past the hr
	Zurich	arr	18 and 50 past the hr

A bus service will be provided to Dübendorf Station.

Travelling by private car

The Aviation Museum is on Überlandstrasse in Dübendorf (see map). Look out for the brown signpost marked "Flieger Flab Museum". Parking space is available.

Visit the Aviation Museum

The admission card for the annual general meeting is also valid for free entry into the Aviation Museum on 12 May 2006, from 2:00 p.m. onwards.